Exhibit (a)(1)(E)

Offer to Purchase

by

Yahoo! Inc.

for an Aggregate Purchase Price of

up to $3,000,000,000 of Shares of its Common Stock

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JUNE 13, 2017, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

May 16, 2017

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by Yahoo! Inc., a Delaware corporation (“Yahoo” or the “Company”), to act as the Dealer Manager in connection with the Company’s offer to purchase up to $3,000,000,000 of shares of its common stock, par value $0.001 per share (the “Shares”), pursuant to (i) auction tenders (“Auction Tenders”) at prices equal to (A) the Alibaba VWAP (as defined below), multiplied by (B) multiples specified by tendering stockholders not greater than 0.420 nor less than 0.370 (the “Permitted Range”), provided that in no event will the Purchase Price (as defined below) be less than $37.00 per Share, or (ii) purchase price tenders (“Purchase Price Tenders”) pursuant to which stockholders indicate they are willing to sell their Shares to the Company at the Purchase Price determined in the Offer (as defined below), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Capitalized terms used in this letter but not defined herein have the meanings given in the enclosed Offer to Purchase. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The “Alibaba VWAP” (determined as described in the Offer to Purchase) means the daily volume-weighted average price for an American Depositary Share (“ADS”) of Alibaba Group Holding Limited (“Alibaba”), on the New York Stock Exchange, on the second trading day prior to the Expiration Date (the “Determination Date”); provided, that in no event shall the Alibaba VWAP be less than $100.00 for the purpose of computing the Purchase Price. Yahoo will announce the Alibaba VWAP and the prices payable for Shares pursuant to the Offer for each multiple within the Permitted Range by press release and on the Offer webpage described in the Offer to Purchase no later than 4:30 p.m., New York City time, on the Determination Date (June 9, 2017 based on the current Expiration Date). Such press release, which will also include the maximum number of Shares the Company may purchase in the Offer, will also be filed as an amendment to the Schedule TO-I that the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) relating to the Offer.

Promptly after the Expiration Date, Yahoo will, upon the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”), which will not be less than $37.00 per Share, that it will pay for Shares properly tendered and not properly withdrawn in the Offer, by determining the lowest multiple, within the Permitted Range, at which Shares have been tendered or have been deemed to have been tendered in the Offer (the “Final Multiple”), that when multiplied by the Alibaba VWAP, which will not be less than $100.00 for such purpose, will enable the Company to purchase the maximum number of Shares properly tendered in the Offer and not properly withdrawn having an aggregate purchase price not exceeding $3,000,000,000. Shares tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a multiple of 0.370 (which is the lowest multiple within the Permitted Range) for purposes of determining the Purchase Price pursuant to the Offer. Shares properly tendered pursuant to an Auction Tender will only be eligible for purchase if the price determined by multiplying the Alibaba VWAP by the multiple specified in respect of such tendered Shares is equal to or less than the Purchase Price. Shares tendered but not purchased pursuant to the Offer will be returned to the tendering stockholders promptly following the Expiration Date.

All Shares purchased in the Offer will be purchased at the Purchase Price regardless of whether they were tendered at a lower multiple than the Final Multiple. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered at or below the Final Multiple (including by making a Purchase Price Tender) may not be purchased if Shares are properly tendered and not properly withdrawn at or below the Final Multiple (including by making a Purchase Price Tender) having an aggregate purchase price greater than $3,000,000,000. In accordance with the rules of the SEC, the Company may, without amending or extending the Offer, increase the amount of Shares accepted for payment in the Offer by no more than 2% of the number of our issued and outstanding Shares, thereby increasing the aggregate purchase price of Shares to be purchased in the Offer. See Sections 1 and 3 of the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, if the number of Shares properly tendered and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $3,000,000,000, the Company will proceed as follows: (i) first, the Company will purchase Shares from all holders of “odd lots” of less than 100 Shares who properly tender all of their Shares at or below the Final Multiple (including by making a Purchase Price Tender) and do not properly withdraw them prior to the Expiration Date (tenders of less than all of the Shares owned by an Odd Lot Holder will not qualify for this preference); (ii) second, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, the Company will purchase Shares from all stockholders who properly tendered and did not properly withdraw prior to the Expiration Date at or below the Final Multiple (including by making a Purchase Price Tender), on a pro rata basis, with appropriate adjustments to avoid the purchases of fractional Shares (except for stockholders who tendered Shares conditionally for which the condition was not satisfied), until the Company has purchased Shares resulting in an aggregate purchase price of $3,000,000,000; and (iii) third, only if necessary to permit the Company to purchase Shares resulting in an aggregate purchase price of $3,000,000,000, the Company will purchase Shares from holders who properly tender Shares and do not properly withdraw them prior to the Expiration Date at or below the Final Multiple (including by making a Purchase Price Tender) conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered and not properly withdrawn all of their Shares at or below the Final Multiple (including by making a Purchase Price Tender) prior to the Expiration Date. See Sections 1, 3, 4 and 6 of the Offer to Purchase.

For your information, and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Offer to Purchase, dated May 16, 2017;

2. Letter of Transmittal, for your use in accepting the Offer and tendering Shares of, and for the information of, your clients including an IRS Form W-9 (facsimile copies of the Letter of Transmittal, with manual signatures, may be used to tender Shares);

3. Letter to Clients, for you to send to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4. Notice of Guaranteed Delivery with respect to Shares, to be used to accept the Offer if (i) certificates representing your clients’ Share certificates are not immediately available or cannot be delivered to you to be further delivered to the Depositary prior to the Expiration Date or (ii) the procedures for book-entry transfer cannot be completed on a timely basis, or (iii) if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Date; and

5. Return envelope addressed to the Depositary.

The conditions of the Offer are described in Section 7 of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 11:59 p.m., New York City time, on June 13, 2017, unless the Offer is extended or withdrawn. Under no circumstances will the Company pay interest on the Purchase Price (as such term is defined in the Offer to Purchase), even if there is any delay in making payment.

For Shares to be tendered properly pursuant to the Offer:

•

the certificates for the Shares, or confirmation of receipt of the Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Date by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

•

the tendering stockholder must deliver a properly completed notice of guaranteed delivery prior to the Expiration Date and comply with the guaranteed delivery procedure set forth in the Offer to Purchase.

While the Company’s Board of Directors has authorized the Offer, it has not made and is not making, and none of the Company, the Company’s affiliates or subsidiaries, the Dealer Manager, the Information Agent or the Depositary has made, or is making, any recommendation to your clients as to whether they should tender or refrain from tendering their Shares or as to the multiple or multiples at which they may choose to tender their Shares. Your clients must make their own decisions as to whether to tender their Shares and, if so, how many Shares to tender and, if your clients are making an Auction Tender, the multiple or multiples at which their Shares should be tendered. Before taking any action with respect to the Offer, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the related Letter of Transmittal, including the purposes and effects of the Offer. See Section 2 of the Offer to Purchase. Your clients are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes or stamp duties, if any, on its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5 of the Offer to Purchase).

Questions and requests for assistance may be directed to the Dealer Manager or to the Information Agent, and requests for additional copies of the enclosed materials may be directed to the Information Agent, at the telephone numbers and addresses listed below.

The Dealer Manager for the Offer is:

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Direct: (212) 622-4401

Toll Free: (877) 371-5947

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders may call toll free: (877) 750-9498

Banks and Brokers may call collect: (212) 750-5833

Very truly yours,

J.P. Morgan Securities LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Manager, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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